ADAR1 Capital Management Releases Investor Presentation Outlining Its Rationale for Withholding Votes From Directors Dr. Mary Ann Gray and Dr. Alpna Seth

AUSTIN, TX, May 12, 2025 (Business Wire)—ADAR1 Capital Management, LLC (together with its affiliates, “ADAR1”), the largest stockholder of Keros Therapeutics (Nasdaq: KROS) (“Keros” or the “Company”) with approximately 13.3% of the Company’s outstanding shares, today released an investor presentation outlining its rationale for withholding votes on the re-election of Dr. Mary Ann Gray and Dr. Alpna Seth to the Keros Board of Directors at the Company’s upcoming Annual Meeting of Stockholders, scheduled for June 4, 2025.

The presentation can be viewed here.

About ADAR1 Capital Management

ADAR1 Capital Management is an SEC-registered investment manager based in Austin, Texas, focused on public and private equity investments in the life sciences and biotechnology sectors. The firm was founded in October 2018 by Dr. Daniel Schneeberger, who brings over 20 years of experience spanning scientific research, healthcare consulting, institutional investing, and executive leadership in the healthcare industry. He is supported by a team of experienced professionals with deep medical and scientific expertise and a strong track record of biopharmaceutical investing.

Contact:

info@adar1.com

512-254-3790